Exhibit 3.1

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
MVB FINANCIAL CORP.

Pursuant to the provisions of Section 1006, Article 10, Chapter 31D of the Code of West Virginia, the undersigned corporation hereby adopts the following Articles of Amendment to its Articles of Incorporation:

FIRST: The name of the corporation is MVB Financial Corp.

SECOND: The following amendment to the Articles of Incorporation was adopted by the shareholders of the corporation on January 25, 2023, in the manner prescribed by West Virginia Code Section 31D-10-1001, et seq., and the corporation's Articles of Incorporation:

RESOLVED: that the first paragraph of Article V of the Articles of Incorporation be amended to read, in its entirety, as follows:

ARTICLE V

The total number of shares of all classes of capital stock which the corporation shall have the authority to issue shall be sixty million twenty thousand (60,020,000) shares, which shall be divided into forty million (40,000,000) shares of Common Stock, par value $1.00 per share, twenty million (20,000,000) shares of Class A Common Stock, par value $1.00 per share (“Class A Common Stock”), and twenty thousand (20,000) shares of Preferred Stock, par value $1,000 per share ("Preferred Stock").

Dated this 25th day of January 2023.

MVB FINANCIAL CORP.

By: /s/ Donald T. Robinson
Donald T. Robinson
President and Chief Financial Officer